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     As filed with the Securities and Exchange Commission on October 8, 1999


                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   AMENDMENT NO. 1
                                         TO
                                   SCHEDULE 13E-4
                           ISSUER TENDER OFFER STATEMENT

       (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          FIRST SOUTHERN BANCSHARES, INC.
                          -------------------------------
                                  (NAME OF ISSUER)

                          FIRST SOUTHERN BANCSHARES, INC.
                          -------------------------------
                        (NAME OF PERSON(S) FILING STATEMENT)

                      Common Stock, $0.01 Par Value Per Share
                      ---------------------------------------
                           (TITLE OF CLASS OF SECURITIES)

                                     33645 B 10
                                     ----------
                       (CUSIP NUMBER OF CLASS OF SECURITIES)

                             Charles L. Frederick, Jr.
                       President and Chief Executive Officer
                          First Southern Bancshares, Inc.
                               102 South Court Street
                              Florence, Alabama 35630
                                   (256) 764-7131
                                   --------------
              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON(S) FILING STATEMENT)


                                     Copies to:

                               Paul M. Aguggia, Esq.
                             Victor L. Cangelosi, Esq.
                           MULDOON, MURPHY & FAUCETTE LLP
                            5101 Wisconsin Avenue, N.W.
                               Washington, D.C. 20016
                                   (202) 362-0840

                                  August 31, 1999
       (Date Tender Offer First Published, Sent or Given to Security Holders)



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                           CALCULATION OF FILING FEE

Transaction Valuation(1)                                  Amount of Filing Fee
$3,850,000                                                                $770

(1) Calculated solely for the purpose of determining the filing fee, based upon the purchase of 275,000 shares at the maximum tender offer price of $14.00 per share.

[X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $770                Filing Party:  First Southern
                                                              Bancshares, Inc.
Form or Registration No.:  005-55849           Date Filed:    August 31, 1999

      This Amendment No. 1 to Schedule 13E-4 Issuer Tender Offer Statement amends and supplements the Schedule 13E-4 Issuer Tender Offer Statement dated August 31, 1999 (the "Statement") filed by First Southern Bancshares, Inc. (the "Company"), a Delaware corporation, relating to the Company's offer to purchase up to 275,000 shares of its common stock, par value $0.01 per share (the "Shares"), at a purchase price of not greater than $14.00 per Share nor less than $12.75 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (9)(a)(1) and (9)(a)(2), respectively, to the Statement. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

ITEM 1. SECURITY AND ISSUER.

      The Offer expired at 5:00 p.m., Eastern Time, on Thursday, September 30, 1999. Pursuant to the Offer, the Company purchased 307,871 Shares at a price of $13.50 per Share.

ITEM 8. ADDITIONAL INFORMATION.

      On October 1, 1999, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto under Item 9 as Exhibit (a)(9) and incorporated herein by reference. On October 7, 1999, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto under Item 9 as Exhibit (a)(10) and incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)      (1)  Form of Offer to Purchase, dated August 31, 1999.*

         (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).*



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         (3)  Form of Notice of Guaranteed Delivery.*

         (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (including the Instruction Form).*

         (6) Form of Letter to Stockholders of the Company, dated August 31, 1999, from Charles L. Frederick, Jr., President and Chief Executive Officer of the Company.*

         (7)  Form of Question and Answer Brochure.*

         (8)  Text of Press Release issued by the Company, dated August 31,
              1999.*

         (9)  Text of Press Release issued by the Company, dated October 1,
              1999.

         (10) Text of Press  Release  issued by the  Company,  dated  October 7,
              1999.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

------------------
*     Previously filed.











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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended Schedule 13E-4 is true, complete and correct.


Date: October 8, 1999               FIRST SOUTHERN BANCSHARES, INC.


                                    By:   /s/Charles L. Frederick, Jr.
                                          -------------------------------------
                                          Charles L. Frederick, Jr.
                                          President and Chief Executive Officer








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